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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                            GENEVA STEEL COMPANY
                     ----------------------------------
                              (Name of Issuer)


                     Class A Common Stock, No Par Value
                     ----------------------------------
                       (Title of Class of Securities)


                               372252-10-6
                     ----------------------------------
                              (CUSIP Number)

   Check the  following box if a fee is being paid with this statement / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
                                        ---

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CUSIP No. 372252-10-6                 13G                 Page 2 of 5 Pages
          -----------                                         ---  ---

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Robert J. Grow
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

     United States
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Number of Shares              (5) Sole Voting Power
 Beneficially                       946,282
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                        15,500**
                             --------------------------------------------------
                              (7) Sole Dispositive  Power
                                    946,282
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    15,500**
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     961,782
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     6.6%
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(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               **SEE ITEM 4.
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                                                          Page 3 of 5 Pages
                                                              ---  ---


ITEM 1(A).  NAME OF ISSUER

               Geneva Steel Company (the "Company")
-------------------------------------------------------------------------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               10 South Geneva Road
               Vineyard, Utah 84058
-------------------------------------------------------------------------------

ITEM 2(A).  NAME OF PERSON(S) FILING

               Robert J. Grow
-------------------------------------------------------------------------------

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               10 South Geneva Road
               Vineyard, Utah 84058
-------------------------------------------------------------------------------

ITEM 2(C).  CITIZENSHIP

               United States
-------------------------------------------------------------------------------

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

               Class A Common Stock, no par value
-------------------------------------------------------------------------------

ITEM 2(E).  CUSIP NUMBER

               372252-10-6
-------------------------------------------------------------------------------

ITEM 3.  THIS SCHEDULE 13G IS NOT FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),

ITEM 4.  OWNERSHIP

         As of December 31, 1996, Mr. Grow was the beneficial owner of 946,282 shares of the Company's Class A Common Stock. In addition, the spouse of Mr. Grow owned, as of such date, 15,500 shares of Class A Common Stock which may be deemed to be beneficially owned by him. Mr. Grow disclaims beneficial ownership of the shares owned by his spouse. If the shares owned by Mr. Grow's spouse are included with the shares beneficially owned by him (a total of 961,782 shares), all such shares represented 6.6% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Grow beneficially held all shares, other than the shares owned by his spouse, individually with sole

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                                                          Page 4 of 5 Pages
                                                              ---   ---

voting and investment power. Mr. Grow may be deemed to have shared voting and investment power with respect to the shares owned by his spouse.

         The number of shares beneficially owned by Mr. Grow reported above includes 885,532 shares of Class A Common Stock that Mr. Grow had the right to acquire upon the conversion of 8,855,319 shares of the Company's Class B Common Stock at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock, and 55,650 shares of Class A Common Stock that Mr. Grow had the right to acquire upon the exercise of presently exercisable options.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable
-------------------------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable
-------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable
-------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable
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ITEM 10. CERTIFICATION

     Not applicable

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                                                          Page 5 of 5 Pages
                                                              ---   ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date:  February 14, 1997

                                       ROBERT J. GROW
                                       ----------------------------------------
                                       (Signature)


                                       By:  /s/ LYNN C. HART
                                       ----------------------------------------
                                                Lynn C. Hart, Attorney-in-Fact